SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH DECEMBER 22, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelcom.com.br

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Taxpayer Registration 02.570.688/0001-70
Board of Trade 53.3.0000581-8

Publicly Held Company
CVM (Brazilian Securities and Exchange Commission) 01768-0

Minutes of the Board of Directors Meeting
Held on December 21, 2004

Date and time:
December 21, 2004, at 11:00 a.m.

Place:
In the city of Rio de Janeiro, Rio de Janeiro state, at Av. Presidente Wilson 231, 28th floor (part).

Attendance:
The following title members of the Board of Directors of Brasil Telecom Participações S.A. (“BTP”) attended the meeting: Luis Octavio C. da Motta Veiga, Arthur Joaquim de Carvalho, Verônica Valente Dantas, Fábio de Oliveira Moser, Lênin Florentino de Faria. The following alternate meber of the Board of Directors of BTP attended the meeting: Mrs. Daniela Maluf Pfeiffer. Mr. Luiz West and Mr. Gilberto Braga, title members of BTP’s Fiscal Council also attended the meeting.

Board:
Chairman: Mr. Luis Octavio C. da Motta Veiga. Secretary: Mr. João Eduardo de Villemor Amaral Ayres.

Deliberations:
1.	At the beginning of the meeting, the Chairman of the Board of Directors registered the Vote Instruction, which was received from the Board members appointed by Invitel S.A. (“Invitel”), in accordance to the Previous Meeting held by Invitel, on December 21, 2004, at 10 a.m.

2.	Then, the Executive Management of BTP presented to the board members the proposal for the declaration, distribution and payment of dividends/interest on shareholders’ equity for the fiscal year 2004, answering, also, to the questions from the attendees.

The Board unanimously approved the proposal of BTP’s Executive Management for the declaration, distribution and payment of dividends/interest on shareholders’ equity for to the fiscal year 2004, which is filed in the Company’s headquarters.

The proposals presented at this meeting are signed by the Chairman, the Secretary of the Meeting, and by the members of the Board of Directors, being filed in the Company’s headquarters.

Rio de Janeiro, December 21, 2004.

_____________________________________ Luis Octavio C. da Motta Veiga	_____________________________________ João Eduardo de Villemor Amaral Ayres
Chairman of the Meeting	Secretary of the Meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer